82-3923

06016756

SUPPL

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited)

Jw 9/13

MAXIMUM VENTURES INC.

June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.
INTERIM BALANCE SHEETS

		June 30, 2006 (Unaudited)		September 30, 2005 (Audited)
ASSETS				
Current				
Cash and cash equivalents	$	**39,672**	$	2,130
GST receivable		**20,317**		4,997
Advances and prepaid expenses		**131,868**		110,618
Refundable deposit		**1,000**		1,000
		192,857		118,745
Equipment – Note 4		**21,726**		26,603
Mineral properties – Note 3		**396,102**		346,102
	$	**610,685**	$	491,450
LIABILITIES				
Current				
Accounts payable and accrued liabilities – Note 6	$	**158,952**	$	206,259
Interest accrued		**2,063**		2,063
Loans payable		**-**		16,074
Due to related parties		**7,579**		25,825
		168,594		250,221
SHAREHOLDERS' EQUITY				
Share Capital - Note 5		**5,839,719**		5,393,611
Share subscriptions		**-**		-
Contributed surplus		**1,199,233**		600,650
Deficit		**(6,596,861)**		(5,753,032)
		442,091		241,229
	$	**610,685**	$	491,450

APPROVED BY DIRECTORS:

"Douglas B. Brooks" **Director** *"Georgia Knight"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three and nine months ended June 30, 2006 and 2005
(Unaudited)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Nine Months Ended June 30, 2006	Nine Months Ended June, 2005
EXPENSES				
Amortization	$ 1,626	$ 1,226	$ 4,878	$ 2,993
Bank charges and interest – Note 5	(5,244)	9,690	2,750	22,630
Consulting fees	83,550	-	96,050	-
Management fees – Note 5	7,500	7,500	22,500	22,500
Office & miscellaneous	1,114	8,244	4,223	11,934
Professional fees	35,043	8,901	60,955	125,017
Property investigation	-	5,250	-	55,497
Rent	9,000	9,000	27,000	27,000
Shareholders communication	6,885	-	10,598	10,789
Stock-based compensation	-	-	598,583	-
Transfer agent and filing fees	7,359	6,468	13,935	12,255
Travel and promotion	871	623	2,357	1,961
NET LOSS FOR THE PERIOD	(147,704)	(56,902)	(843,829)	(292,576)
DEFICIT, BEGINNING OF THE PERIOD	(6,449,157)	(5,596,867)	(5,753,032)	(5,361,193)
DEFICIT, END OF PERIOD	$ (6,596,861)	$ (5,653,769)	$ (6,596,861)	$ (5,653,769)
NET LOSS PER SHARE	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended June 30, 2006 and 2005
(Unaudited)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	**Nine Months Ended June 30, 2006**	Nine Months Ended June 30, 2005
OPERATIONS				
Net loss for the period	$ (147,704)	$ (56,902)	$ (843,829)	$ (292,576)
Items not involving cash:				
Amortization	1,626	1,226	4,878	2,993
Stock-based compensation	-	-	598,583	-
	(146,078)	(55,676)	(240,368)	(289,583)
Changes in non-cash working capital items related to operations:				
Advances receivable and prepaid expenses	(20,000)	11,780	(21,250)	426
GST receivable	(9,811)	(2,877)	(15,320)	(17,579)
Accounts payable and accrued liabilities	(117,828)	51,612	(47,308)	(39,524)
Due to related parties	(30,246)	-	(18,246)	(5,760)
Interest accrued	-	-	-	(5,000)
Cash used in operating activities	(323,963)	4,839	(342,492)	(357,020)
INVESTING ACTIVITIES				
Equipment	-	-	-	(26,873)
Property payments	(50,000)		(50,000)	
Deferred exploration costs	-	(10,250)	-	(21,565)
Cash used in investing activities	(50,000)	(10,250)	(50,000)	(48,438)
FINANCING ACTIVITIES				
Common shares issued for cash	446,108	-	446,108	634,000
Common shares subscribed	(19,608)	-	-	(264,000)
Loans payable	(16,074)	8,780	(16,074)	(32,820)
Cash provided by financing activities	410,426	8,780	430,034	337,180
INCREASE (DECREASE) IN CASH DURING THE PERIOD	36,462	3,369	37,542	(68,278)
CASH, BEGINNING OF THE PERIOD	3,210	27	2,130	71,674
CASH, END OF PERIOD	$ 39,672	$ 3,396	$ 39,672	$ 3,396
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2006, the Company had a working capital of $2 (2005 – working capital deficiency $35,690) and an accumulated deficit of $6,596,861 since incorporation. The Company has experienced recurring losses and has not generated profitable operations since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2005, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the nine-months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended September 30, 2006.

NOTE 3 – MINERAL PROPERTIES

	Balance, September30, 2005	Incurred (Written-down) during the year	Balance, June 30 , 2006
Property costs			
Stump Lake Property	$ 270,000	$ 50,000	$ 320,000
Mongolia Property	1	-	1
	270,001	50,000	320,001
Deferred exploration costs			
Stump Lake Property	76,100	-	76,100
Mongolia Property	1	-	1
	76,101	-	76,101
	$ 346,102	$ 50,000	$ 396,102

NOTE 3 – MINERAL PROPERTIES (Continued)

Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005) *	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

* Extended to July 1, 2006

As at June 30, 2006 the total amount of $81,350 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000 (paid)
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Mongolia Properties

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

NOTE 3 – MINERAL PROPERTIES (Continued)

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 7*

Pursuant to a letter agreement dated April 27, 2005,all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

NOTE 3 – MINERAL PROPERTIES (Continued)

The Company ("Maximum Ventures Inc"). has commenced a legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

Maximum's statement of claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

NOTE 3 – MINERAL PROPERTIES (Continued)

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

NOTE 4 – EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2006	Net Carrying Amount 2005
Computer	$ 4,909	$ 2,548	$ 2,361	$ 3,270
Office equipment	2,052	727	1,325	1,656
Automobile	25,000	6,960	18,040	22,904
	$ 31,961	$ 10,235	$ 21,726	$ 27,830

NOTE 5 - SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005 and March 31, 2006		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	-
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
Balance June 30, 2006		27,112,754	$ 5,839,719

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time of the grant.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of June 30, 2006 and 2005 and changes during the years ending on those dates is presented below:

	June 30, 2006		June 30, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,445,000	$0.65	1,465,000	$0.65
Granted	2,543,546	$0.50	-	-
Expired	(1,445,000)	($0.65)	-	-
Options outstanding and exercisable at end of period	2,543,546	$0.50	1,465,000	$0.65

The Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended June 30, 2006 the Company recorded a non-cash compensation charge of $598,583 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.24 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.75%	-
Dividend yield	-	-
Expected stock price volatility	60.25%	-
Weighted average expected stock option life	2 years	-

NOTE 5 - SHARE CAPITAL (Continued)

Share purchase warrants

Share purchase warrant transactions as at June 30, 2006, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	5,285,294	$ 0.28
Granted	1,616,000	$ 0.50
Exercised	(168,431)	$ 0.25
Expired	(3,231,372)	$ 0.25
Outstanding, end of period	3,501,491	$ 0.40

At June 30, 2006 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,635,491	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
1,616,000	$0.50	April 11, 2007
3,501,491		

NOTE 6 – RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Nine months ended June 30, 2006	2005
Consulting fees	$ 18,750	$ -
Management fees	-	22,500
Interest	-	9,730
	$ 18,750	$ 32,230

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties. The Company is charged interest at 2% per month on the balance due to a company controlled by a former director. As at August 31, 2005 the management agreement with Selkirk Angler's Guide Services Ltd. was cancelled.

At June 30, 2006, accounts payable includes $ Nil (2005: $26,499) due to a company controlled by director of the Company.

The Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007, and thereafter interest is payable at a rate of 6% per annum.

NOTE 7 – CONTINGENT ASSET

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company has commenced an action in the Supreme Court of British Columbia naming Kenneth de Graaf, companies controlled by Mr. de Graaf and Western Prospector Group Ltd., as defendants. Mr. de Graaf is a director and an officer of the Western Prospector Group Ltd.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

JUNE 30, 2006

BACKGROUND

The following discussion and analysis, prepared as of August 28, 2006, should be read together with the interim financial statements for the nine-months ended June 30, 2006 and 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the nine-month period ended June 30, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, August 28, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum is a mineral exploration company. The Company is the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act*, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and is suspended from trading on the NEX Board of the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

In June 2005 the Company submitted applications for revocation of the CTOs and, as a dormant issuer pursuant to BC Policy 12-603 (the "Policy"), reactivation pursuant to the Policy for purposes of returning to trade on the NEX Board. The applications are under review by the BCSC and the ASC.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

During the period under review the Company received notification that the Alberta and British Columbia Securities Commissions had advised the TSX Venture Exchange that the Cease Trade Orders issued against the Company have been revoked and effective January 12, 2006, trading was reinstated in the securities of the Company.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2005	Incurred (Written-down) during the period	**Balance, June 30, 2006**
Property costs:			
Stump Lake Property	$ 270,000	$ 50,000	$ **320,000**
Mongolia Properties	1	-	**1**
	270,001	50,000	**320,001**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	-	**76,100**
Mongolia Properties	1	-	**1**
	76,101	-	**76,101**
	$ 346,102	$ 50,000	$ **396,102**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005) *	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

* Extended to July 1, 2006

MINERAL PROPERTIES – *CONT'D*

Stump Lake Property, Canada – Cont'd

As at June 30, 2006, the Company has incurred exploration expenditures of $81,350 as follows:

	2006
Assay	$ 3,120
Concession fees	1,514
Geological consulting	74,884
Travel	1,832
	$ 81,350

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005 **	50,000 (paid)
On or before November 30, 2006	50,000
	$ 350,000

** Extended to April 1, 2006

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the nine-months ended June 30, 2006, totalled $Nil. Expenditure during the comparable period ending June 30, 2005, was $21,565.

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

MINERAL PROPERTIES – *CONT'D*

<u>Stump Lake Property, Canada</u> – *Cont'd*

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

<u>Edren and Ulaan Properties, Mongolia</u>

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

<u>Edren and Ulaan Properties, Mongolia</u>

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

MINERAL PROPERTIES – ***CONT'D***

<u>*Edren and Ulaan Properties, Mongolia*</u> *– Cont'd*

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

During the period under review, the Company ("Maximum Ventures Inc") commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

Maximum's statement of claim states that:

MINERAL PROPERTIES - *CONT'D*

Edren and Ulaan Properties, Mongolia – Cont'd

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

MINERAL PROPERTIES – ***CONT'D***

Edren and Ulaan Properties, Mongolia – *Cont'd*

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the years ended September 30, 2005, 2004, 2003 and the unaudited information for nine-months ended June 30, 2006 and 2005.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

	Nine-months ended June 30, 2006	Nine-months ended June 30, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(843,829)	(292,576)	(391,839)	(1,798,284)	(185,012)
Basic and diluted loss per share	(0.03)	(0.01)	(0.02)	(0.09)	(0.02)
Total assets	610,685	540,285	491,450	545,965	744,104

RESULTS OF OPERATIONS

For the nine-months ended June 30, 2006 the net loss was $843,829 or $0.03 per share compared to the net loss of $292,576 or $0.01 per share for the same period in 2005. The increase in the net loss of $551,253 was primarily due to non-cash stock-compensation expenses of $598,583, consulting fees of $96,050 with corresponding decreases in professional fees of $64,062, property investigation expenses of $55,497, bank charges and interest of $19,880 and $7,711 in office and miscellaneous expenses with the balance of the increase of $3,770 spread over the remainder of the expenditures.

During fiscal 2005, the Company continued working with the regulatory authorities on reactivation and returning to trade on the NEX Board. On January 12, 2006 the Company was reactivated and returned to trade on the NEX Board.

Three-months ended June 30, 2006

For the three-months ended June 30, 2006 the net loss was $147,704 or $0.01 per share compared to the net loss of $56,902 or $0.01 per share for the same period in 2005. The increase in the net loss of $90,802 was primarily due to consulting fees of $83,550, professional fees of $26,142 and shareholder communication expenses of $6,885 with corresponding decreases in bank charges and interest of $14,934, office and miscellaneous of $7,130 and $5,250 in property investigation costs with a the balance of the increase of $1,539 spread over the remainder of the expenditures.

Year ended September 30, 2005

For the year ended September 30, 2005 the net loss was $391,839 or $0.02 per share compared to the net loss of $1,798,284 or $0.09 per share for the same period in 2004. The decrease in the net loss $1,406,445 was primarily due to decreases of $600,650 in stock-based compensation expenses, write down of mineral property and deferred exploration of $674,680, mineral properties investigation costs of $110,502, office and miscellaneous of $73,259, transfer agent and filing fees of $18,277, travel and promotion of $25,338, public and shareholder relations expenses of $10,360, bank charges and interest of $5,236 with corresponding increases in professional fees of $105,848, and the balance of the increases of $6,009 spread over the remainder of the expenses.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the years ended September 30, 2005, 2004 and 2003 and for the nine-months ended June 30, 2006 and 2005.

	Nine-months ended June 30, 2006	**Nine-months ended June 30, 2005**	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
	$	**$**	$	$	$
Depreciation	**4,878**	**2,993**	4,220	961	178
Increase (decrease) % *	**62.98**		339.12	439.89	100.00
Bank charges and interest	**2,750**	**22,630**	6,487	11,723	15,371
Increase (decrease) % *	**(87.85)**		-44.66	(6.69)	(6.69)
Consulting	**96,050**	**-**	30,250	25,000	14,700
Increase (decrease) % *	**100**		21.00	70.07	(55.18)
Management fees	**22,500**	**22,500**	27,500	30,000	30,000
Increase (decrease) % *	**-**	**-**	(0.08)	-	-
Office and misc.	**4,223**	**11,934**	15,286	88,545	5,700
Increase (decrease) % *	**(64,61)**	**-**	(82.73)	1,453.42	(27.14)
Professional fees	**60,955**	**125,017**	186,166	80,318	62,877
Increase (decrease) % *	**(51.24)**	**-**	131.79	27.74	(6.93)
Property investigation	**-**	**50,247**	55,498	166,000	-
Increase (decrease) % *	**(100.00)**	**-**	(66.57)	100.00	(100.00)
Rent	**27,000**	**27,000**	36,000	36,000	37,500
Increase (decrease) % *	**-**	**-**	-	(4.00)	19.05
Shareholder communication	**10,598**	**10,789**	10,789	21,149	-
Increase (decrease) % *	**(1.77)**	**-**	(48.98)	100.00	-
Stock-based compensation	**598,583**	**-**	-	600,650	-
Increase (decrease) % *	**100**	**-**	(100)	100	-
Transfer agent and filing fees	**13,935**	**12,255**	19,388	37,665	11,956
Increase (decrease) % *	**13.71**	**-**	(48.53)	215.03	19.57
Travel and promotion	**2,357**	**1,961**	255	25,593	6,730
Increase (decrease) %*	**20.19**	**-**	(99.00)	280.28	305.17

- Increase (decrease) expressed in % compared to the prior quarter and years..

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2006			Year ended September 30, 2005				Year ended September 30, 2004
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(44,892)	(651,233)	(147,704)	(170,277)	(65,397)	(56,902)	(99,263)	(1,638,045)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.06)

During the fourth quarter of the fiscal 2004 the Company's net loss was primarily affected by $600,650 stock based compensation expense, $166,000 mineral property investigation costs and $674,680 write-down of the Company's properties in Mongolia.

The net loss for the second quarter of the fiscal 2006 was $651,233 compared to the net loss of $65,397 for the same period in fiscal 2005. The increase in the net loss was primarily due to stock-based compensation expenses of $598,583. The net loss for the third quarters of fiscal 2005 is comparable to the loss for the same quarters in fiscal 2004.

During the third quarter of the fiscal 2006 the Company's net loss was $147,704 compared to the net loss of $56,902 for the same period in fiscal 2005. The increase was primarily affected by $35,043 professional fees due to the Company's ongoing litigation process regarding the Mongolian properties and consulting fees of $83,500.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had a working capital of $24,263 (June 30, 2005 – $ 35,690).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants exercisable at $0.25 per share were issued, expiring on or before February 22, 2007.

During the year ended September 30, 2004, the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share.

During the year ended September 30, 2005, a portion of the private placement of 250,000 common shares

LIQUIDITY AND CAPITAL RESOURCES – *CONT'D*

at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement, 250,000 warrants at $0.50 per share were issued, exercisable at $0.75 per share, expiring on or before February 22, 2007.

On April 11, 2006, the Company closed a non-brokered private placement financing of $404,000, consisting of 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters

On April 18, 2006, the Company agreed to a non-brokered private placement financing of $300,000 comprising 600,000 units at 50 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 75 cents per share for a period of one year.

Anthony Beruschi is a placee, and is involved in Maximum's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties, as disclosed in Maximum's news release in Stockwatch dated March 2, 2006, and Western Prospector's news release in Stockwatch dated March 3, 2006. Funds from the financing will be used for general working capital and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

At June 30, 2006, the Company held cash on hand of $39,672 (2005: $3,396) and liabilities totalled $168,594 (2005: $196,793).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
Issued and Fully Paid			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005 and March 31, 2006		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
Balance June 30, 2006		27,112,754	$ 5,839,719

Stock Options

Stock-based compensation plan

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time of the grant.

SHARE CAPITAL - ***CONT'D***

Stock Options

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of June 30, 2006 and 2005 and changes during the years ending on those dates is presented below:

	June 30, 2006		June 30, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,445,000	$0.65	1,465,000	$0.65
Granted	2,543,546	$0.50	-	-
Expired	(1,445,000)	($0.65)	-	-
Options outstanding and exercisable at end of period	2,543,546	$0.50	1,465,000	$0.65

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended June 30, 2006 the Company recorded a non-cash compensation charge of $598,583 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.24 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.75%	-
Dividend yield	-	-
Expected stock price volatility	60.25%	-
Weighted average expected stock option life	2 years	-

Share Purchase Warrants

At June 30, 2006, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

SHARE CAPITAL – *CONT'D*

Number of Warrants	Exercise Price	Expiry Date
1,635,491	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
1,616,000	$0.50	April 11, 2007
3,501,491		

RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Nine months ended June 30,	
	2006	2005
Consulting fees	$ 18,750	$ -
Management fees	-	22,500
Interest	-	9,730
	$ 18,750	$ 32,230

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties. The Company is charged interest at 2% per month on the balance due to a company controlled by a former director. As at August 31, 2005 the management agreement with Selkirk Angler's Guide Services Ltd. was cancelled.

At June 30, 2006, accounts payable includes $ Nil (2005: $26,499) due to a company controlled by director of the Company.

The Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007, and thereafter interest is payable at a rate of 6% per annum.

ACCOUNTING PRINCIPLES

Stock Based Compensation

The Company has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the

Company provides certain pro forma disclosures as required by the fair value method of accounting for stock options for its fiscal year ended September 30, 2003, and recognizes an expense for options granted on or after January 1, 2004.

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at June 30, 2006, no provision has been made for asset retirement obligations.

OUTSTANDING SHARE DATA

As at August 28, 2006 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at August 28, 2006 totalled 27,112,754 shares. There were 3,501,491 warrants outstanding and 2,543,546 stock options outstanding.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-3923

RECEIVED
2006 SEP 13 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2006

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2006

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer